UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

         (Mark One)

            [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

            [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                         Commission file number 1-12079

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN
                        (EIN 77-0212977 PLAN NUMBER 002)
                            (Full title of the plan)

                               CALPINE CORPORATION
                           50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95113
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN

             Date: June 30, 2006     By:    /s/ Scott J. Davido
                                          ------------------------
                                          Scott J. Davido
                                          Executive Vice President and
                                          Chief Financial Officer
                                          Calpine Corporation

Calpine Corporation
Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule
--------------------------------------------------------------------------------


                                                                                            Page
                                                                                            ----
Report of Independent Registered Public Accounting Firm....................................   1

Financial Statements

   Statements of Net Assets Available for Benefits at December 31, 2005 and 2004...........   2

   Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 2005................................................   3

   Notes to Financial Statements........................................................... 4-7

Supplemental Schedule:*

   Schedule H, Part IV, Line 4i, Form 5500 -- Schedule of Assets (Held at End of
       Year) at December 31, 2005..........................................................   8


*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's
     Rules and  Regulations  for  Reporting  and  Disclosure  under the Employee
     Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Calpine Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Calpine Corporation Retirement Savings Plan (the "Plan") at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers, LLP
-------------------------------
June 30, 2006
San Francisco, California

Calpine Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------





                                                        December 31,
                                              ---------------------------------
                                                   2005                2004
                                              -------------       -------------
Assets
   Investments, at fair value (Note 3)....... $ 144,083,671       $ 138,889,304
   Participant loans.........................     4,323,306           4,107,295
                                              -------------       -------------
      Total investments......................   148,406,977         142,996,599
Non-interest bearing cash....................            --             177,456
Other assets.................................         8,493                  --
                                              -------------       -------------
      Total assets...........................   148,415,470         143,174,055

Liabilities
Other liabilities............................           461              19,890
                                              -------------       -------------
      Net assets available for benefits...... $ 148,415,009       $ 143,154,165
                                              =============       =============



   The accompanying notes are an integral part of these financial statements.

Calpine Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------





                                                                      For the
                                                                     Year Ended
                                                                    December 31,
                                                                        2005
                                                                   -------------
   Net depreciation in fair value of investments (Note 3).......   $(17,151,583)
   Interest and dividends.......................................        816,645
   Interest income from participant loans.......................        265,942
                                                                   ------------
        Total investment loss...................................    (16,068,996)
                                                                   ------------
Contributions
   Participants.................................................     20,554,664
   Company......................................................     12,250,022
   Rollovers....................................................      1,101,764
                                                                   ------------
        Total contributions.....................................     33,906,450
                                                                   ------------
        Total additions.........................................     17,837,454
                                                                   ------------
Deductions from net assets attributed to
   Benefits paid to participants................................     12,490,838
   Administrative expenses (Note 4).............................         85,772
                                                                   ------------
        Total deductions........................................     12,576,610
                                                                   ------------
        Net increase............................................      5,260,844
                                                                   ------------
Net assets available for benefits
   Beginning of year............................................    143,154,165
                                                                   ------------
   End of year..................................................   $148,415,009
                                                                   ============



   The accompanying notes are an integral part of these financial statements.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


1.   Description of the Plan and Investment Program

     The following description of the Calpine Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     Calpine Corporation (the "Company") established the Plan effective January 1, 1987 to supplement employees' retirement income. All active employees, with the exception of collective bargaining employees, are eligible to participate in the Plan from the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Fidelity Management Trust Company is the Plan trustee. Arnerich Massena & Associates are the investment advisors to the Plan.

     Participant  and Company  Contributions
     The Plan offers participants the option of contributing pre-tax and/or after-tax dollars under Section 401(k) of the Internal Revenue Code ("IRC"). Each year, participants may contribute up to an annual maximum of 15% of eligible compensation on an after-tax basis or an annual maximum of the lesser of 60% of eligible compensation or $14,000 on a pre-tax basis for 2005. Participants who were 50 years of age or older at the end of calendar year 2005 were also eligible to make pre-tax "catch-up contributions" up to $4,000. Employee pre-tax contributions from 1% to 100% can be made on any employer-paid bonus. The Company makes a profit sharing contribution equal to 4% of the employees' eligible compensation, as defined by the Plan agreement up to a maximum subject to IRC limitations. The amount contributed by an employee and on behalf of an employee by the Company for a given year may not exceed the lesser of $42,000 or 100% of the employee's annual compensation.

     Participant Accounts
     Each participant has the right to direct the investment of his/her account balance and contributions to various investment options, all of which are managed by Fidelity Management Trust Company. The investment options are provided to allow participants a choice as to investment elections.
     Participants may change the allocation of their contributions on a daily basis. In addition, participants may borrow from their accounts in accordance with the Plan's provisions. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and charged with an allocation of administrative expenses, as defined in the Plan document.

     Plan Amendments
     On November 30, 2005, the Calpine unitized stock fund was closed to new investment with respect to new contributions to the Plan, and with respect to amounts exchanged from other investment funds within the Plan. Participants may continue to transfer funds out of the Calpine unitized stock fund, subject to the Company's insider trading policy.

     On December 14, 2005, U.S. Trust Company, N.A. was appointed as investment manager and independent fiduciary for the Plan with responsibility to monitor the continuing prudence of the investment of Plan assets in the Calpine unitized stock fund, to determine whether to sell or hold Calpine common stock owned by the Plan, and to do all other things necessary or proper to manage or liquidate the Calpine unitized stock fund, as it determines in its discretion to be in the interest of Plan participants and beneficiaries.

     Vesting
     Participants  are  immediately   vested  in  their  pre-tax  and  after-tax
     contributions, any rollover contributions, the Company's profit sharing contribution and any earnings thereon.

     Participant Loans
     Participants are allowed to have one loan outstanding at any one time. Loans are limited to the lesser of $50,000 or one-half of the participant's vested balance, and are secured by his/her account balance. Loans must be for a minimum of $1,000. Participants can obtain loans with a term of ten years if the loans are used for the purpose of acquiring their principal residence. The term of all other loans shall not extend beyond five years. Interest rates on the loans outstanding at December 31, 2005 range from 4.5 percent to 9.5 percent. Principal and interest is paid ratably through biweekly payroll deductions.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


     Payments of Benefits
     Participant accounts are payable upon disability, death or termination of employment with the Company. Upon termination of employment, participants may receive a lump-sum payment of their account balances subject to the vesting provisions described above. Additional optional payment forms, including a qualified joint and survivor annuity, are available at the election of the participant. If the value of the participant's account is less than $5,000, the payment will be automatically rolled over to an individual retirement account established at Fidelity for the benefit of the participant. If the value of the participant's account is less than $1,000, the payment will be made in cash in a single lump sum. Any taxable distribution paid by the trustee directly to the participant will be subject to mandatory federal income tax withholding of 20% of the requested distribution.

     Administrative Expenses
     Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan and are allocated to the individual participant accounts. Other outside professional and administrative services are paid or provided by the Company to the extent they are not covered by the Plan.


2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     Investments in mutual funds are stated at fair value based on publicly quoted market prices. Calpine Corporation common stock, a publicly traded security, is valued at fair value based upon the last reported sales price on the last business day of the Plan year. Loans to participants are valued at cost, which approximates fair value. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for
     Benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

     Risks and Uncertainties
     In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

     Payment of Benefits
     Benefits are recorded when paid.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


3.   Investments

     The following investments held by the Plan represented 5% or more of the Plan's net assets available for benefits:

                                                           December 31,
                                                   ----------------------------
                                                       2005              2004
                                                   -----------      -----------

Calpine Corporation common stock.............      $ 1,225,971      $24,477,234
Fidelity Magellan Fund.......................       16,952,791       15,600,909
Fidelity Overseas Fund.......................       11,527,121        7,299,951
Fidelity Aggressive Growth Fund..............       12,186,471       10,778,955
Fidelity Balanced Fund.......................       24,627,185       16,583,131
Fidelity Equity Income II Fund...............       13,663,574       11,408,494
Fidelity Retirement Money Market Fund........       28,805,184       24,868,272
Artisan Mid Cap Investment...................        9,198,606        5,493,523
Spartan US Equity Index......................        8,149,570        5,270,829

     Calpine Corporation common stock did not exceed 5% of net assets available for benefits at December 31, 2005 and Artisan Mid Cap Investment and Spartan US Equity Index did not exceed 5% of net assets available for benefits at December 31, 2004.

     During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $17,151,583 as follows:

                                                                    Year Ended
                                                                   December 31,
                                                                       2005
                                                                   ------------
Mutual funds....................................................   $  7,968,256
Calpine Corporation common stock................................    (25,119,839)
                                                                   ------------
   Net depreciation in fair value of investments.................  $(17,151,583)
                                                                   ============


     The Plan invests in Calpine Corporation common stock in a unitized trust fund.


4.   Party-In-Interest Transactions

     The trustee is a party-in-interest according to Section 3(14) of ERISA. The trustee serves as Plan recordkeeper, investment manager and custodian to the Plan. As defined by ERISA, any person or organization that provides these services to the Plan is a party-in-interest. Fees paid by the Plan to the trustee amounted to $85,772 for the year ended December 31, 2005.


5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan should terminate, the Plan administrator will facilitate the distribution of account balances under the provisions of the Plan agreement until all assets have been distributed by the trustee.


6.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan and its related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter, however, neither the Plan administrator nor the Plan's tax counsel are aware of any circumstances that could reasonably be expected to result in the Plan becoming disqualified. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


7.   Legal and Other Matters

     Bankruptcy Filings

     On December 20, 2005 and December 21, 2005, Calpine Corporation and 254 of its wholly owned subsidiaries in the United States filed for voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (the "U.S. Bankruptcy Code") and, in Canada, 12 of its Canadian subsidiaries were granted relief in The Court of Queen's Bench of Alberta, Judicial District of Calgary under the Companies' Creditors Arrangement Act (the "CCAA"), which, like Chapter 11, allows for reorganization under the protection of the court system. On December 27 and 29, 2005, January 8 and 9, 2006, February 3, 2006, and May 2, 2006, 19 additional wholly owned subsidiaries of Calpine Corporation commenced Chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"). Certain other subsidiaries could file in the U.S. or Canada in the future. The filers are referred to collectively as the "Calpine Debtors". The Chapter 11 cases of the U.S. filers are being jointly administered for procedural purposes only by the U.S. Bankruptcy Court under the case captioned In re Calpine Corporation et al., Case No. 05-60200 (BRL).

     The Calpine Debtors are continuing to operate their business as debtors-in-possession under the jurisdiction of the bankruptcy courts and in accordance with the applicable provisions of the U.S. Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, the CCAA, and applicable court orders, as well as other applicable laws and rules. In general, as debtors-in-possession, each of the Calpine Debtors is authorized to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the applicable bankruptcy court. Further, as part of the "first day" relief requested by the U.S. filers, the U.S. Bankruptcy Court entered an order on December 21, 2005 authorizing the U.S. filers to make payments and take certain actions related to wages and employee benefit plans (the "Wages Order"). The Wages Order granted the U.S. filers specific authority to, among other things, pay participant contributions deducted prior to the filing of the Chapter 11 cases to the Plan trustee, maintain the Plan and continue making payments attributable to the Plan. The ultimate recovery of participants' investment in the Calpine unitized stock fund will be comparable to other equity security holders and will not be determined until confirmation of the Company's plan or plans of reorganization.

     ERISA Complaint

     A class action lawsuit titled In re Calpine Corp. ERISA Litig., Master File No. C 03-1685 SBA (the "ERISA Class Action") was filed in the United States District Court for the Northern District of California (the "Northern District Court") against the Company, the members of the Company's Board of Directors, the Plan's Advisory Committee and its members, signatories of the Plan's Annual Return/Report of Employee Benefit Plan Forms 5500 for 2001 and 2002, an employee of a consulting firm hired by the Plan, and unidentified fiduciary defendants alleging claims under ERISA purportedly on behalf of the participants in the Plan from January 5, 2001 to the present who invested in the Calpine unitized stock fund. Plaintiffs allege that defendants breached their fiduciary duties involving the Plan, in violation of ERISA. All of the plaintiffs' claims were dismissed with prejudice by the Northern District Court. The plaintiffs appealed the dismissal to the Ninth Circuit Court of Appeals. The appeal was automatically stayed as against the Company upon its filing for reorganization under Chapter 11 of the United States Bankruptcy Code, and the Company has filed a motion to the individual defendants as well. Plaintiffs opposed the motion and the hearing was scheduled for June 5, 2006, however, prior to the hearing, the parties stipulated to allow the appeal to proceed. If the Northern District Court ruling is reversed, the plaintiffs may then seek leave from the U.S. Bankruptcy Court to proceed with the action at Northern District Court. The litigation is not likely to have a negative impact on the Plan, and may ultimately have a positive impact on the Plan. However, at this time the Company is not able to predict the outcome with certainty.

                              Supplemental Schedule

Calpine Corporation
Retirement Savings Plan
I.R.S. Employer Identification No. 77-0212977
Schedule H, Part IV, Line 4i, Form 5500 -- Schedule of Assets
  (Held at End of Year) at December 31, 2005
--------------------------------------------------------------------------------

 (a)                        (b)                                                 (c)                        (d)          (e)
               Identity of Issuer, Borrower,                                                                          Current
                  Lessor or Similar Party                            Description of Investment             Cost        Value
 ----    -------------------------------------------       --------------------------------------------    ----     ------------
  *      Cash                                              Cash                                             **      $     57,012
  *      Calpine Corporation common stock                  5,894,090 shares of common stock                 **         1,225,971
  *      Fidelity Magellan Fund                            159,271 shares of mutual fund investments        **        16,952,791
  *      Fidelity Aggressive Growth Fund                   684,633 shares of mutual fund investments        **        12,186,471
  *      Fidelity Balanced Fund                            1,312,750 shares of mutual fund investments      **        24,627,185
  *      Fidelity Overseas Fund                            277,028 shares of mutual fund investments        **        11,527,121
  *      Fidelity Equity Income II Fund                    597,707 shares of mutual fund investments        **        13,663,574
  *      Fidelity Retirement Money Market Fund             28,805,184 shares of mutual fund investments     **        28,805,184
  *      Fidelity Intermediate Bond Fund                   709,280 shares of mutual fund investments        **         7,298,488
         Artisan Mid Cap Investment                        297,497 shares of mutual fund investments        **         9,198,606
         Brown Capital Management Small Company Fund       128,432 shares of mutual fund investments        **         4,012,227
         Sterling Capital Small Cap Value Fund             397,475 shares of mutual fund investments        **         6,379,471
         Spartan US Equity Index                           184,546 shares of mutual fund investments        **         8,149,570
  *      724 Participant loans                             Interest rates, 4.5% to 9.5%                     **         4,323,306
                                                                                                                   -------------
                                                                                                                    $148,406,977

*    Party-in-interest for which a statutory exemption exists.
**   Under ERISA, reporting the cost of an asset held for investment purposes is not required for participant-directed investments.

EXHIBIT 23.1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-34002 and 333-115487) of Calpine Corporation of our report dated June 30, 2006 relating to the financial statements of Calpine Corporation Retirement Benefit Plan, which appears in this Form 11-K.




/s/ PricewaterhouseCoopers LLP
------------------------------

San Francisco, Ca
June 30, 2006